UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 333-268865

NFT Limited

(Translation of registrant’s name into English)

Office Q 11th Floor, Kings Wing Plaza 2,

No.1 Kwan Street, Sha Tin, New Territories

Hong Kong
Tel: +86-13061634962

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Statement Regarding Unusual Market Activity

NFT Limited (the “Company”) today issued the following statement pursuant to Section 401(d) of the NYSE American Company Guide in response to unusual trading activity in its securities on November 10, 2026. Following inquiries of management, the Company is not aware of any undisclosed information or business development that it believes would account for the trading activity. The Company cannot determine the reasons for the unusual trading activity by investors and will continue to disclose material developments in accordance with applicable requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 10, 2026

NFT LIMITED

By:	/s/ Yanying Wang
Name:	Yanying Wang
Title:	Chief Executive Officer

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